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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Adeza Biomedical Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
006864 10 2
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	006864 10 2

1	NAMES OF REPORTING PERSONS: Craig C. Taylor ("Taylor")

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		46,198 shares, of which includes 30,000 shares underlying an option held by Taylor, a member of the Issuer’s Board of Directors, are immediately exercisable subject to repurchase by the Issuer with the right lapsing on a portion of the shares monthly over four years.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		824,865 shares, of which 466,915 are directly owned by Asset Management Associates 1984 (“AMA84”) and 357,950 are directly owned by Asset Management Associates 1989, L.P. (“AMA89”). Taylor is a general partner of AMC Partners 84 and AMC Partners 89, L.P., which are the general partners of AMA84 and AMA89, respectively, and may be deemed to have shared power to vote these shares.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		46,198 shares

WITH:	8	SHARED DISPOSITIVE POWER:

824,865 shares, of which 466,915 are directly owned by Asset Management Associates 1984 (“AMA84”) and 357,950 are directly owned by Asset Management Associates 1989, L.P. (“AMA89”). Taylor is a general partner of AMC Partners 84 and AMC Partners 89, L.P., which are the general partners of AMA84 and AMA89, respectively, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

871,063

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.0%

12	TYPE OF REPORTING PERSON*

IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	006864 10 2

1	NAMES OF REPORTING PERSONS: John F. Shoch (“Shoch”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		824,865 shares, of which 466,915 are directly owned by Asset Management Associates 1984, L.P. (“AMA84”) and 357,950 are directly owned by Asset Management Associates 1989, L.P. (“AMA89”). Shoch is a general partner of AMC Partners 84 and AMC Partners 89, L.P., which are general partners of AMA84 and AMA89, respectively, and may be deemed to have shared power to vote these shares.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

824,865 shares, of which 466,915 are directly owned by Asset Management Associates 1984 (“AMA84”) and 357,950 are directly owned by Asset Management Associates 1989, L.P. (“AMA89”). Shoch is a general partner of AMC Partners 84 and AMC Partners 89, L.P., which are the general partners of AMA84 and AMA89, respectively, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

824,865

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.81%

12	TYPE OF REPORTING PERSON*

IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	006864 10 2

1	NAMES OF REPORTING PERSONS: Franklin P. Johnson, Jr. (“Johnson”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		824,865 shares, of which 466,915 are directly owned by Asset Management Associates 1984 (“AMA84”) and 357,950 are directly owned by Asset Management Associates 1989, L.P. (“AMA89”). Johnson is a general partner of AMC Partners 84 and AMC Partners 89, L.P., which are the general partners of AMA84 and AMA89, respectively, and may be deemed to have shared power to vote these shares.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

824,865 shares, of which 466,915 are directly owned by Asset Management Associates 1984 (“AMA84”) and 357,950 are directly owned by Asset Management Associates 1989, L.P. (“AMA89”). Johnson is a general partner of AMC Partners 84 and AMC Partners 89, L.P., which are the general partners of AMA84 and AMA89, respectively, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

824,865

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.81%

12	TYPE OF REPORTING PERSON*

IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).	NAME OF ISSUER

Adeza Biomedical Corporation

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1240 Elko Drive
Sunnyvale, California 94089

ITEM 2(A).	NAME OF PERSONS FILING
          This Statement is filed by John F. Shoch (“Shoch”), Craig C. Taylor (“Taylor”), Franklin P. Johnson, Jr. (“Johnson”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”
          AMC84 is the general partner of AMA84. Shoch, Taylor and Johnson are general partners of AMC84. AMC84, Shoch, Taylor and Johnson may be deemed to have indirect beneficial ownership of shares of the issuer owned directly by AMA84.
          AMC89 is the general partner of AMA89. Shoch, Taylor, and Johnson are general partners of AMC89. AMC89, Shoch, Taylor, and Johnson may be deemed to have indirect beneficial ownership of shares of the issuer owned directly by AMA89.
          Shoch, Taylor and Johnson hereby disclaim beneficial ownership of shares of issuer directly owned by AMA84 and AMA89 except to the extent of any indirect pecuniary interest therein.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Alloy Ventures, Inc.
400 Hamilton Avenue, 4th Floor
Palo Alto, CA 94301

ITEM 2(C)	CITIZENSHIP

Shoch, Taylor, and Johnson are all United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 006864 10 2

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP
(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
          Under certain circumstances set forth in the limited partnership agreements of AMA84, AMC84, AMA89, AMC89, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2006.

/s/ Craig C. Taylor
CRAIG C. TAYLOR

/s/ John F. Shoch
JOHN F. SHOCH

/s/ Franklin P. Johnson
FRANKLIN P. JOHNSON, JR.

EXHIBIT A
Joint Filing Statement
Pursuant to Rule 13d-1 (k) (1), we the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.
February 13, 2006.

/s/ Craig C. Taylor
CRAIG C. TAYLOR

/s/ John F. Shoch
JOHN F. SHOCH

/s/ Franklin P. Johnson
FRANKLIN P. JOHNSON, JR.